

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 27, 2012

Via Email
Dean Konstantine
President, Chief Executive Officer, and Director
Nevada Health Scan, Inc.
1033 B Avenue No. 101
Coronado, CA 92118

> **Re: Nevada Health Scan, Inc.**
> **Form 10**
> **Filed November 30, 2012**
> **File No. 000-54231**

Dear Mr. Konstantine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note you had a prior registration statement under the Exchange Act that disclosed your business plan to engage in a business combination. Please revise to discuss your prior intention. Also, discuss why you filed your Form 15 last year and why you are voluntarily registering your common stock again.

2.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

3.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure in the section "Medical Tourism Industry" starting on page 2. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the materials should be returned to the registrant upon completion of the staff review process.

Item 1 – Description of Business, page 2

4.   We note that you intend to offer services related to medical tourism in Mexico. Please disclose any regulations that may impact individuals that choose use your service.

5.   We note that there is currently a travel warning related to traveling to Mexico. Please disclose this and the impact this may have on your operations and add risk factor disclosure as appropriate.

6.   We note your disclosure that you intend to hire outside consultants, contractors and marketing firms to develop your business. Please clarify how you intend to fund your operations. Additionally, we note your disclosure on page 3 that your president and vice-president have provided loans to you. Please advise whether you have a written agreement related to these loans. If so, please file the agreement.

7.   Please revise to clarify how you will specifically earn revenues based on your business plan.

Item 1A. Risk Factors, page 3

We may not be able to continue as a going concern, page 3

8.   Please disclose in this risk factor the amount of your accumulated deficit to date.

Our president is also our principal shareholder …, page 4

9.   Please expand this risk factor to disclose that your vice-president owns 31% of your shares. Further, please disclose that Mr. Konstantine will exercise complete control over the company and have the ability to make decisions regarding, (i) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to himself; (ii) employment decisions, including his own compensation arrangements, and (iii) whether to enter into material transactions with related parties.

Management's Discussion and Analysis …, page 7

10.	We note your disclosure that your officers have agreed to pay charges in the implementation of your business. Please disclose what charges are referenced and how you determined these amounts would be "nominal." Please advise how you determined your officers have the resources to provide financial assistance. Please add a risk factor to disclose that your officers are not obligated to provide financial assistance and clarify the impact this may have on your ability to commence operations.

Item 5. Directors and Executive Officers, page 9

11.	Please revise your disclosure regarding your directors to discuss their specific experience, qualifications, attributes or skills that led to the conclusion that they should serve as your director in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

Conflicts of Interest, page 10

12.	We note your disclosure that Mr. Behling will devote approximately 5 hours a week to your operations. Please disclose, approximately, how much time your other named executive officers will devote to your operations each week.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551- 3694 or Dan Gordon, Accounting Branch Chief, at (202) 551- 3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551- 3585 or me at (202)551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney Advisor

cc: Daniel C. Masters, Esq. (*via e-mail*)